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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                            BAKER HUGHES INCORPORATED
                ------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   057224 10 7
                   ------------------------------------------
                                 (CUSIP Number)
           ---------------------------------------------------------



                                JAMES E. BRASHER
                               WESTERN ATLAS INC.
                              10205 WESTHEIMER ROAD
                             HOUSTON, TX 77042-3115
                                 (713) 972-4000
           ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                  JULY 22, 1998
           ---------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /.

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                                  SCHEDULE 13D
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 CUSIP NO. 057224 10 7                               Page 2 of 7
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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 WESTERN ATLAS INC.

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  /  /

                                                      (b) /  /

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   3       SEC USE ONLY                                        /  /
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   4       SOURCE OF FUNDS
                 BK, WC, OO

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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                        /  /


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   6       CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE
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            7
                SOLE VOTING POWER
                      33,772,146

NUMBER OF
           ----------------------------------------------------------
            8
  SHARES        SHARED VOTING POWER
                      -0-

BENEFICIALLY
           ----------------------------------------------------------
            9
 OWNED BY       SOLE DISPOSITIVE POWER
                      33,772,146

   EACH
           ----------------------------------------------------------
            10
REPORTING       SHARED DISPOSITIVE POWER
                      -0-

PERSON WITH

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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                     33,772,146
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                        /  /

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 16.6%
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    14     TYPE OF REPORTING PERSON
                 CO
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 ITEM 1.    SECURITY AND ISSUER.

           This Amendment to Statement on Schedule 13D (this "Amendment") relates to the common stock, par value $1.00 per share (the "Baker Hughes Common Stock"), of Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes" or the "Issuer") and amends the Statement on Schedule 13D filed by Western Atlas (as defined below) on May 20, 1998. Unless otherwise defined, capitalized terms used herein have the meanings ascribed to them in the original Schedule 13D.


 ITEM 4.    PURPOSE OF TRANSACTION.

The response to Item 4 is hereby amended by adding the following:

      On July 22, 1998, Baker Hughes, Merger Sub and Western Atlas entered into an Amendment to the Agreement and Plan of Merger (the "Amendment"). Pursuant to the Amendment, (i) Western Atlas no longer has the option to terminate the Merger Agreement based on the Baker Hughes Share Price (as defined in the Merger Agreement) being less than $35.00, (ii) the Exchange Ratio continues to adjust to maintain the value (based on the Baker Hughes Share Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80 as long as the Baker Hughes Share Price is greater than or equal to $34.00 (as compared to $35.00 in the Merger Agreement prior to the execution of the Amendment) and less than $38.25 and (iii) if the Baker Hughes Share Price is below $34.00, the Exchange Ratio will be fixed at 2.7. All other terms of the Merger Agreement remain in place, unaffected by the Amendment. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 3, and is incorporated herein by reference.

           As a result of the Amendment, the calculation of the Exchange Ratio will be as follows: The Exchange Ratio will be 2.4 if the Baker Hughes Share Price is greater than or equal to $38.25 and less than or equal to $42.75. If the Baker Hughes Share Price is greater than $42.75 and less than or equal to $44.75, the Exchange Ratio adjusts to maintain the value (based on the Baker Hughes Share Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $102.60 and is equal to that fraction, rounded to the nearest thousandth, or if there shall not be a nearest thousandth, to the next lower thousandth, equal to the quotient obtained by dividing $102.60 by the Baker Hughes Share Price. If the Baker Hughes Share Price exceeds $44.75, the Exchange Ratio is fixed at 2.293. If the Baker Hughes Share Price is greater than or equal to $34.00 and less than $38.24, the Exchange Ratio adjusts to maintain the value (based on the Baker Hughes Share Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80 and is equal to that fraction, rounded to the nearest thousandth, or if there shall not be a nearest thousandth, to the next higher thousandth, equal to the quotient obtained by dividing $91.80 by the Baker Hughes Share Price. If the Baker Hughes Share Price is less than $34.00, the Exchange Ratio is fixed at 2.7.

           Except as set forth in this Amendment and the Schedule 13D, Western Atlas has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


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ITEM 5.    MATERIAL TO BE FILED AS EXHIBITS.

The response to Item 5 is hereby amended by adding the following:

        3. Amendment to Agreement and Plan of Merger, dated as of July 22, 1998, by and among Western Atlas Inc., Baker Hughes Incorporated and Baker Hughes Delaware I, Inc.




























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                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated as of:  July 27, 1998

                                           WESTERN ATLAS INC.




                                            By: /s/ John R. Russell
                                            Name:   John R. Russell
                                            Title:  President



















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                                INDEX OF EXHIBITS


       1.* Agreement and Plan of Merger, dated as of May 10, 1998, by and among Western Atlas Inc., Baker Hughes Incorporated and Baker Hughes Delaware I, Inc.

       2.* Stock Option Agreement, dated as of May 10, 1998, by and among Baker Hughes Incorporated, as Grantor, and Western Atlas Inc. as Grantee.

       3. Amendment to Agreement and Plan of Merger, dated as of July 22, 1998, by and among Western Atlas Inc., Baker Hughes Incorporated and Baker Hughes Delaware I, Inc.

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*  Previously filed.


























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